Exhibit 99.3

EVOGENE LTD.

PROXY FOR THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 19, 2020
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sassi Masliah and Guy Kofman, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Evogene Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on September 10, 2020 at the 2020 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Monday, October 19, 2020 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2020 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposals 3 and 5), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposals 3 or 5, the undersigned will be deemed to have not participated in the voting on such proposal (unless the undersigned checks the relevant box for Items 3A and/or 5A, as described below, in which case this proxy will be voted FOR Proposal 3 and/or 5 as well, as applicable).

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 3 or 5 unless the undersigned either (i) confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 3 or 5 by checking the box “FOR” in Item 3A or 5A (as applicable) on the reverse side, or (ii) indicates that he, she or it (or a related party thereof) is a controlling shareholder and/or has a conflict of interest in the approval of Proposal 3 or 5 by checking the box “AGAINST” in Item 3A or 5A (as applicable) on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

October 19, 2020

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 3A AND 5A RELATED TO PROPOSALS 3 AND 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ⌧

	FOR	AGAINST	ABSTAIN

Important Instructions for Items 3A and 5A related to Proposals 3 and 5:

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” IN ITEMS 3A AND 5A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 3 AND 5 (RESPECTIVELY).

If you are a controlling shareholder or have a conflict of interest in the approval of Proposals 3 or 5, you should check the box “AGAINST” in Item 3A or 5A opposite (as applicable).

Under the Israeli Companies Law, you cannot be counted towards or against the majority required for approval of Proposals 3 or 5 unless you check either such box in Items 3A and/or 5A.

Please see “Vote Required for Approval of the Proposals” in the Proxy Statement for more information.

To change the address on your account, please check the box below and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

1. Re-election of each of the below-listed directors for a one-year term, until the Company’s 2020 annual general meeting of shareholders and until his or her successor is duly elected and qualified:

(a)  Ms. Sarit Firon
(b)  Mr. Martin S. Gerstel
(c) Mr. Ziv Kop
(d) Dr. Adrian Percy
(e) Mr. Leon Y. Recanati
(f) Dr. Oded Shoseyov

	☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐
2. Approval and ratification of past and future annual option grants for each of Mr. Martin S. Gerstel and Mr. Leon Y. Recanati	☐	☐	☐
3. Approval of grant of options to purchase 500,000 of the Company’s ordinary shares to the Company’s President & CEO, Mr. Ofer Haviv	☐	☐	☐
3A.The undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Israeli Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement) in the approval of Proposal 3 [MUST COMPLETE]

	☐	☐
4. Approval and ratification of the Company’s obtaining coverage under its renewed director and officer liability, or D&O, insurance policies	☐	☐	☐
5. Approval of amendment to the Company’s Officers Compensation Policy that inserts detail as to D&O insurance coverage levels, premiums and deductibles	☐	☐	☐
5A.The undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Israeli Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement) in the approval of Proposal 5 [MUST COMPLETE]

	☐	☐
6. Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and the authorization of the Company’s Board of Directors or the audit committee thereof to fix such accounting firm’s annual compensation
	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.